

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

September 7, 2006

Mr. Joel R. Jacks
Federal Services Acquisition Corporation
900 Third Avenue, 33rd Floor
New York, NY. 10022-4775

> **Re: Federal Services Acquisition Corporation ("FSAC")**
> **Amendment No. 1 to Proxy Statement on Schedule 14A**
> **Filed July 28, 2006**
> **File No. 000-51552**

Dear Mr. Jacks,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your response to our prior comment 2 from our letter of July 10, 2006. The company's response with respect to the USAF ETS Contract appears significant to an investor's evaluation of your business prospects and the proposed merger. Please incorporate your response into any subsequent amendment or advise why no such revision is warranted.

2.   We reviewed your response to our prior comment 8; however, we note you continue to present ATS' adjusted EBITDA as a performance measure. As previously stated, we will not object to your narrative discussions surrounding adjusted EBITDA when presented as a liquidity measure (that is, when used in your discussions related to the purchase price agreement and future conditional purchase price adjustments). Please revise your proxy statement to remove this non-GAAP performance measure from all applicable sections (e.g. Questions and Answers about the Acquisition on page 6, Selected Historical and Pro Forma Consolidated Financial Information on pages 19 through 21, and Factors Considered by our Board of Directors in Approving the Acquisition on pages 48 and 49).

3.   We noted your response and your revised disclosure (i.e. you removed the FSAC per share data table) in response to our prior comment 24; however, it is unclear why this information has been removed. Pursuant to Item 301 of Regulation S-K (refer to Item 14 (b)(10) of Schedule 14A), in a table designed to facilitate comparison, please present historical and pro forma per share data of FSAC and historical and equivalent pro forma per share date of ATS for the following Items:

(i) book value per share as of the date for which financial data is presented;
(ii) cash dividends declared per share for the periods for which financial data is presented; and
(iii) income (loss) per share from continuing operations for the periods for which financial data is presented.

Cover Letter

4.   In its response to our prior comment 7 from our letter of July 10, 2006, the company states that the Board "did not make a fairness determination as such, but rather, in the context of deciding to proceed with the acquisition, determined that the purchase price was reasonable and satisfied the 'fair market value' requirement of FSAC's certificate of incorporation." As an initial matter, please clarify the differences between what management did and a fairness determination. In addition, please clarify management's state law fiduciary obligations with respect to this point.

Questions and Answers About the Acquisition, page 3

5.   We note your response to our prior comment 9 from our letter of July 10, 2006, but believe additional discussion is warranted with respect to Mr. Lloyd. In particular, please disclose the nature of the consulting services provided by the entity referenced on page 4 and clarify when the company first contacted Mr. Lloyd (or any affiliate of his) regarding FSAC.

6.   We note the revisions the company has made with respect to the adjusted
        EBITDA discussions here and throughout the Schedule 14A. However, it also
        appears that the company has replaced some language indicating that this is a
        non-GAAP financial measure. Specifically we note prior disclosure stating,
        "EBITDA is not a recognized term under generally accepted accounting
        principles and does not purport to be an alternative to net income as a measure of
        operating performance or to cash flows from operating activities as a measure of
        liquidity." Please revise to include this statement as it is informative to investors.
        Note that this comment is subject in its entirety to comment 2 above.

7.   On page 8, under "What vote is required in order to approve the acquisition?" we
        note your disclosure that "the acquisition must be approved by a majority of the
        votes cast at the special meeting …" (emphasis added) Please revise to clarify the
        meaning of this statement and distinguish this from a majority of your outstanding
        public securities. In addition, please clarify whether this is the same amount of
        votes as would typically be necessary to approve a transaction under Delaware
        law.

Summary of the Proxy Statement, page 12

8.   Please revise the first paragraph under the heading "Voting Requirement for the
        Acquisition" on page 12 to improve its readability. In this regard the Staff was
        particularly confused about the reference to "this purpose" in the sentence, "…
        votes in respect of shares issued other than in the public offering are not counted
        for this purpose."

ATS' Selected Historical Consolidated Financial Data, page 19

9.   We read your response and your revised disclosure to our prior comment 19
        indicating that per share data has been omitted as it is not considered a meaningful
        disclosure. This information is a required disclosure and provides an investor
        with the historical performance of ATS. Please revise to present income (loss)
        from continuing operations per share in accordance with Item 301 of Regulation
        S-K. Further, you may include disclosure regarding matters that might cause the
        data reflected not to be indicative of future results of operations (see Instruction 2
        to Item 301 of Regulation S-K).

Risk Factors, page 25

10.   On page 32 we note that the company has added text in response to our prior
        comment 29 from our July 10, 2006 letter. Please revise your discussion to
        clarify whether your reference to "agreements" under the future acquisitions risk
        factor includes such items as agreements in principle and/or non-binding term
        sheets.

Mr. Joel R. Jacks
Federal Services Acquisition Corporation
September 7, 2006
Page 4

11.   Please revise to provide a risk factor to discuss your ability to redeem the public warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable and therefore, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

Background of discussions between FSAC and ATS, page 43

12.   On page 43 you state that members of your board were aware of ATS prior to being contacted by Stifel on November 18, 2005 and had incidental business contacts prior to that date. Please revise to clarify management's "awareness" of ATS, including whether they had any knowledge about ATS' strategic alternative referenced on page 41 prior to the November 18, 2005 contact. In addition, please clarify whether management had, independently of the Stifel contact, considered ATS as a potential target. Finally, please advise us of the nature of the incidental dealings referenced in the third paragraph on page 43.

13.   On page 43 you disclose that you engaged a number of consultants to assist you with due diligence and other merger related activities. Please disclose the amount of compensation paid, or payable, with respect to these consultants or direct us to where such disclosure is located. In addition, please revise to clarify whether these parties have waived any right to the proceeds held in trust should the merger fail to be completed.

14.   We have reviewed your response to our prior comment 34 from our letter of July 10, 2006. While we do not disagree with the entirety of your response to the last sentence of that comment, we also note that board discretion to waive or enforce a violation of a closing condition is more limited than your existing disclosure would indicate. Also, with respect to your reading of Omnicare, Inc. v. NCS Healthcare, Inc., 818 A,2d 914 (Del. Supr. 2003) we believe that this case may be sui generis, and therefore limited to cases where, in the context of creating deal defenses, the board fails to include fiduciary out clauses. Please revise your disclosure to address the foregoing.

15.   In response to our prior comment 37 from our letter of July 10, 2006, you indicate that you have revised your disclosure to make it clear that no contacts with potential targets occurred prior to the effectiveness of the registration statement. As an initial matter, please direct us to where this statement is located. If this statement is merely inferable from your disclosure, please revise to make it more explicit. In addition, please revise to confirm that you had not "selected" any target business prior to the effectiveness of the registration statement and had not contacted any agents, directly or indirectly, of any potential targets at this time.

16.   In response to our prior comment 44 from our letter of July 10, 2006 you indicate that your board "was generally aware" of certain information related to a selection of transactions announced within the past five years which was subsequently compiled more formally. Please clarify what you mean by generally aware and state when, and by whom this information was formally compiled. In addition, after reviewing the information provided in tab 1 of your Supplemental Materials, we noted significant gaps in your tables where N/A was presented instead of the relevant financial data. Please advise us why this information is not presented in your tables and excluded from your calculations. In this regard we also note that the most recent date for which you have included data for a completed merger appears to be September 8, 2005. Please revise to further discuss.

17.   Your response to our prior comment 45 from our letter dated July 10, 2006, and the revisions made on pages 48-9, appear to imply that you used your adjusted EBITDA to compare your transaction against other transaction multiples. However, these other transaction multiples appear to be based on EBITDA which may not be comparable to the adjusted EBITDA you are using. Please clarify your disclosure if this was the case, and, if so, respond to the following comments. Without limiting the generality of the foregoing, please add a discussion as to whether, or how, management adjusted its thought process for any differences between adjusted EBITDA and EBITDA. Also, include a statement indicating whether the proposed merger would fall outside the EBITDA ranges presented – or be located on a materially different portion of the range, if management conducted its analysis using an unadjusted EBITDA; if so, then revise your discussion to address your unadjusted EBITDA alongside your current presentation.

Satisfaction of Fair Market Value Requirement, page 50

18.   On page 50 you disclose that the level of your net assets, for purposes of determining whether you have satisfied the fair market value requirement, "is in a range between [y]our stockholder's equity (approximately $96 million as of March 31, 2006) and [y]our stockholder's equity plus common stock subject to redemption and related interest income (approximately $120 million as of March 31, 2006) depending on the assumption made as to how much of [y]our common stock will be converted into cash in connection with the acquisition. Therefore, the fair market value of [y]our initial target business must be equal to a value in a range between $76.8 and $96.0 million." Please reconcile this disclosure with the disclosure in your Form S-1 which appears to only say that "[y]our initial business combination must be with an operating business whose fair market value is equal to at least 80% of [y]our net assets at the time of such business combination." Firstly, please address why March 31, 2006 would be the time of the business combination. More importantly, please explain why the company is making reference to a range of values in its Schedule 14A when its Form S-1 appears to use more definitive language about the business combination.

Fairness Opinion, page 51

19.   Please clarify the assumptions used, including any assumptions about future
        revenue growth, etc., in conjunction with your discounted cash flow analysis on
        page 56. Your response should also include the public companies deemed
        comparable for calculating the cost of capital and terminal value multiples, etc.
        Also, please clarify who directly provided the source materials for this analysis.
        Please refer to our prior comment 50 from our letter of July 10, 2006 for further
        information.

Consequences if Acquisition Proposal is Not Approved, page 58

20.   We note that the company has added text on page 58 responsive to our prior
        comment 51 for our letter of July 10, 2006; however, we believe that further
        disclosure regarding the liquidation, and potential dissolution, is necessary. In
        addition, please address any bankruptcy related issues, including fraudulent
        transfer, associated with your liquidation of the trust account. Finally, please
        address how the company would propose to pay its creditors if it is unable to
        locate a target.

Consequences if Acquisition Proposal is Not Approved, page 58

21.   In the last sentence under this section you state that, in the event of liquidation,
        your trust fund proceeds will be distributed pro-rata to your public stockholders.
        Please revise to clarify, here and throughout, that any such distribution may only
        be done subject to the Delaware General Corporation Law, state and federal
        bankruptcy law, as well as debtor-creditor law. In addition, please clarify that
        these legal requirements may reduce the funds held in trust and delay the release
        of funds to investors.

Interest of our Directors and Officers in the Acquisition, page 59

22.   Please revise your disclosures under the second bullet point in this section to
        summarize the actual compensation to be received by Dr. Bersoff following the
        consummation of the merger.

Working Capital – Purchase Price Adjustments, page 62

23.   Your disclosure on page 46 indicates that your board determined that the purchase price being paid was reasonable "based upon their views of standards generally accepted in the financial community, such as actual and potential sales, earnings, and cash flow and <u>book value</u> …" However, on page 63 you state that a downward adjustment in the purchase price for a short fall in closing net working capital would not affect your board's judgment that the fair market value of the target is equal to at least 80% of FSAC's net assets. Please reconcile these comments.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2 – Pro Forma Adjustments, page 75

24.   We reviewed your response to our prior comment 60. Your response did not address our entire comment. Please revise to present a schedule showing the calculation of the purchase price (including the value assigned to non-cash portions).

25.   We note you allocated approximately $15.3 million of the purchase price to intangible assets and approximately $61.5 million to goodwill. Tell us how you determined this allocation and your basis for not allocating additional purchase price to other identifiable or customer-related intangible assets (e.g. trade name, backlog, etc.). Please advise or revise if necessary.

26.   We reviewed your response to our prior comment 59; however, your pro forma adjustments do not appear to comply with the requirements of Article 11 of Regulation S-X. Please revise the following:

- Adjustments "g" and "k" that eliminate the transaction cost expenses from ATS' historical financial statements appear to be material non-recurring adjustments, do not appear to have a continuing impact on ATS and should be removed from the face of your pro forma financial statements. The Staff will not object to including these adjustments in a note to your pro forma financial statements with related disclosure indicating these adjustments are not included in your pro forma financial statements.
- Adjustment "h" and "l" that eliminated founders' compensation and related expenses do not appear to be factually supportable. Please revise to disclose each founder's compensation and benefits (per their employment agreements), consistent with your disclosure of the new CEO and CFO arrangements. Also, provide detailed disclosure of the components included in "related expenses" supporting your $3 million adjustment for each period presented. Finally, tell us how the amount attributed to founders' compensation and related expenses in the fiscal year ended October 31, 2005 compares to that in the prior two fiscal years.

- Adjustments "i" and "m" that eliminate interest income from FSAC's historical financial statements do not appear to be directly attributable to the transaction nor are they expected to have a continuing impact on the combined company. These adjustments should be removed from the face of your pro forma financial statements. The Staff will not object to including these adjustments in a note to your pro forma financial statements with related disclosure indicating these adjustments are not included in your pro forma financial statements.

Approval of the 2006 Omnibus Incentive Compensation Plan, page 79

27.	On page 82, and in response to our prior comment 63 from our letter dated July 10, 2006, the company discloses that "it cannot determine the benefits to be received by [its] directors or officers under the incentive compensation plan or the benefits that would have been received by [its] directors and officers in 2005 had the plan been in effect in 2005." However, your disclosure elsewhere indicates that you have agreed – subject to the merger approval – to employ several executives; as these agreements in principle contain bonuses and/or stock option grants, it would appear that the tabular disclosure required by Item 10(a)(2) to Schedule 14A are required. Please revise your disclosure accordingly, or provide an analysis as to why such disclosure is not required.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ATS, page 91

28.	In response to our prior comment 68 from our letter of July 10, 2006, the company indicates that its Maximus subcontract is not being performed at a loss and that it is not aware of any other contracts currently being performed at a loss. Please update your "Fixed-price contracts" discussion to indicate that management is not aware of any material contracts currently being performed at a loss."

29.	Please incorporate the text of your response to our prior comment 70 from our letter of July 10, 2006 regarding your "self insurance plan" into your existing disclosure. Alternatively, please advise why such disclosure is not required.

30.	The company's response to our prior comment 71 from our letter of July 10, 2006 indicates that it has four additional contracts which accounted for greater than 5% of its revenues during the six months ended April 30, 2006. Please provide disclosure similar to the discussion provided for the Department of Labor contract for each of these contracts. Alternatively, please advise why no such disclosure is necessary.

31.   We note your response to our prior comment 73 from our letter of July 10, 2006 regarding Defense Contract Audit Agency audits. Please incorporate the text of your response into your existing disclosures.

32.   Your response to our prior comment 75 indicates that management did not track total backlog until it sought to sell the company in 2005 and that it "was concerned with funded backlog". Please clarify this response to: (1) indicate why management was concerned with funded backlog instead of total backlog; (2) clarify what figure(s) management deems relevant, i.e. uses, in running the business; and (3) state the funded backlog for all prior periods so that investors may compare this to your current period. Alternatively, please revise to disclose the reasons why you have not provided funded backlog for periods prior to October 31, 2005, as you have done in your response.

Revenue, page 93

33.   Please provide a more detailed discussion of the risks associated with your fixed price contracts.

Acquisition, page 94

34.   In response to our prior comment 107 from our letter of July 10, 2006, you indicate that the Voyager business has not developed as anticipated. In an appropriate section, please discuss the shortcomings associated with this acquisition as well as any impact that it may have on your results of operations.

Results of Operations, page 97

35.   We have reviewed the company's revised disclosure in response to our prior comments – particularly comments 69 and 80 from our letter of July 10, 2006. However, we continue to believe that more detailed discussion is necessary. Please revise your discussion accordingly.

36.   We reviewed your response to our prior comment 80, noting additional variance explanations for revenue variances. Your response did not address comment in its entirety; therefore, we are reissuing our comment in part. Please revise your disclosure for each period to describe and quantify underlying material activities that generate expense variances between periods. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. For example, quantify the amounts supporting the increase in direct labor costs between interim periods. It is unclear how much of the increase was attributed to increased use of subcontractors versus increased levels of hardware and equipment.

Mr. Joel R. Jacks
Federal Services Acquisition Corporation
September 7, 2006
Page 10

37.   Please revise your disclosures to identify financial statement variances for each financial statement line item in your consolidated statements of operations. In an effort to provide meaningful information to a reader, consider providing a table identifying the significant components of your overhead and general and administrative expenses and provide additional period-to-period variance explanations.

Six Months Ended April 30, 2006 and 2005, page 97

38.   We have reviewed your response to our prior comment 82 and believe that additional disclosure is warranted on the point. Accordingly, we reissue the comment. The staff notes that that company has had discontinued operations in each period covered by the financial statements. Please provide additional disclosure about the nature of these operations, the business decision to discontinue these operations and any contingent liabilities that the company might have associated with these discontinued operations. For example, does the company continue to support its Pyramid product, may New Technology Management, Inc. put ATSI to the company in certain circumstances, etc.

Liquidity and Capital Resources, page 100

39.   On page 100 you disclose that you have experienced a slow down in accounts receivable collections. Please explain, to the extent known, the reasons behind this slowdown and what impact it will have on your business.

FSAC strategy if the acquisition is completed, page 104

40.   We note your disclosure on page 105 that ATS "has demonstrated the ability to effectively engage in this edging out strategy." Please justify this statement with facts supporting this conclusion.

41.   Please clarify whether the company contemplates issuing additional shares to complete subsequent mergers. In addition, please advise the Staff of the amount of trust funds that the company anticipates it will have available post merger to effectuate its business plan – including subsequent acquisitions. While the Staff acknowledges that the company anticipates adding this disclosure on page 105 currently, to the extent that the amount of funds available may be discussion worthy, it would facilitate the review process to have that information sooner than later.

42.   Please disclose whether, assuming the merger is consummated, the company anticipates using its existing cash or debt capacity to engage in future mergers. If the company currently has plans, or has prepared any analysis of its debt capacity post-merger, please discuss.

Anticipated Employment Arrangements for Certain Executive Officers, page 112

43. Please disclose the "certain objectives" referred to on page 112 that will enable Dr. Bersoff to receive a $250,000 bonus and clarify who, on behalf of the company, will be responsible for determining whether these objectives are met. Similar disclosure should be provided with respect to Mr. Lloyd's annual performance referenced on page 113. In addition, please disclose the terms of Mr. Perry's existing (or contemplated) compensation if, in fact, such disclosure would normally be required by Item 402 of Regulation S-K. If the company concludes that disclosure with respect to Mr. Perry is not warranted, please provide an analysis supporting your conclusion.

44. The staff notes that following the merger Messrs. Rumsey and Lewis will not remain employed by the company. As an initial matter, please disclose whether the company contemplates entering into any consulting arrangements with them. In addition, given both their role as founders and executives, please discuss what impact their removal will have on your business, including, without limit, client retention, sourcing, and relationship management.

Certain Relationships and Related Transactions, page 117

45. We note your disclosure on page 118 that an entity controlled by Mr. Lloyd will receive compensation for consulting services in the event that the merger is consummated. Please disclose: (1) the nature of these services; (2) who is providing these services on behalf of the entity; and, (3) the date that the arrangement was entered into and initially discussed among the parties.

Advanced Technology Systems Financial Statements

Report of Independent Certified Public Accountants, F-2

46. Please advise your independent accountants to revise their opinion to include the name and signature of their firm.

Notes to Financial Statements

Note A – Summary of Significant Accounting Policies

Revenue Recognition, F-9

47. We read your response to our prior comment 102; however it is unclear how you reached a conclusion that disclosure of your concentration of receivables would not enhance your disclosure. Consistent with the guidance set forth in SOP 94-6, *Disclosure of Certain Significant Risks and Uncertainties* and paragraph 39 of SFAS 131, disclosure of concentrations should include information that is

adequate to inform users of the general nature of the risk associated with the concentration. Considering the aforementioned, we are reissuing our comment. Please revise to include disclosures of the concentration of receivables for the periods presented.

Note B – Discontinued Operations

Pyramid, F-13

48.   We note that your board of directors has approved a plan to discontinue the operations of your Pyramid Product Solutions unit. Justify how your accounting treatment (i.e. reported as discontinued operations and assets held for sale) is consistent with the accounting principles set forth in SFAS 144. In this regard, please revise to clarify the expected manner (e.g. sale or abandonment) and timing of the disposal, as required by paragraph 47 (a) of SFAS 144.

Federal Services Acquisition Interim Financial Statements

General

49.   We note your response to our prior comment 108. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares because it is unlikely that nonperformance would be an acceptable alternative. Your warrant agreement does not specify the circumstances under which net cash settlement would be permitted. The warrant agreement does not state explicitly the issuer has no obligation to settle the warrant in the absence of an effective registration statement and the warrant can expire unexercised or unredeemed. Please explain how you have considered the guidance in paragraph 17 with respect to your initial accounting treatment for the public warrants. If you conclude liability classification will be required upon issuance, restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date and revise disclosures in your proxy statement as needed to properly reflect this restatement.

Other Regulatory

50.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Annex A Stock Purchase Agreement

51.   Your response to our prior comment 112 from our letter of July 10, 2006 indicates that the change in control bonuses referenced in Section 3.6 will be paid by ATS prior to the consummation of the merger and accordingly is not material to investors. However, as this would reduce ATS' net assets it would appear to impact the 80% deal requirement, and presumably should be presented in the financial statements and pro-forma financial statements. Please revise your document to discuss.

Annex F Houlihan Lokey Howard & Zukin Investment Banking Services

52.   We have reviewed your response to our prior comment 114 from our July 10, 2006 letter and have additional comments. Your response indicates that HLHZ only reviewed FSAC's forecasts and projections of the target's financial information, however, on page 52 the company discloses that HLHZ "reviewed financial forecasts and projections prepared by ATS and our management with respect to ATS …" As ATS did not directly provide this information, and it was only "based on" ATS' information, we believe that the reference to ATS in this paragraph 10 is inappropriate. Please revise to indicate that your opinion was based on FSAC's projections.

53.   We have reviewed your response to our prior comment 115 from our letter of July 10, 2006. Without necessarily disagreeing with your comment, we believe further discussion is warranted. As an initial matter, we believe that there is a distinction between "an obligation to disclose that such an opinion was obtained and the material terms thereof" and the company's existing disclosure. Currently you do not disclose the terms of the agreement; instead it would appear that you are providing the analysis supporting the opinion. Please analyze this distinction and clarify why your disclosure is a material term of the opinion rather than an assumption or result of the opinion. In addition, please provide a thorough analysis as to how the language cited in our prior comment is consistent with Section II.D.1 of the Division's November Current Issues Outline. If warranted, consider amending the opinion itself to permit its disclosure in the Schedule 14A for the shareholder's consideration as part of the merger transaction. Furthermore, with respect to your citation to the Preliminary Proxy Statement on Schedule 14A by Evans & Sutherland Computer Corporation, filed on April 5, 2006, we do not believe this in any way supports your position because this document was subsequently amended on April 24, 2006 to alter the references to the opinion. Finally, we also note your disclosure on page 51 that the board obtained this opinion because they thought that it "could assist in the stockholder approval process" which would appear to imply a use other than by your board. Please revise to address.

54.   We have reviewed your response to our prior comment 116 from our letter dated July 10, 2006. While your reference to a telephone call with the staff on July 27, 2006 is correct, it is also incomplete. As requested telephonically, please confirm that none of the HLHZ executives, or employees who provided investment banking advice on this transaction, either themselves, or were actually aware that HLHZ acquired, held, sold, any long or short position, or otherwise traded in the equity or debt of the company or the target during the course of the engagement. Please revise to address the forgoing and, if applicable, our prior comment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: James Maiwurm
       Fax # (703) 720-7801

Mr. Joel R. Jacks
Federal Services Acquisition Corporation
September 7, 2006
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